EMGOLD MINING CORPORATION

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.emgold.com

April 26, 2010

TSX Venture Exchange:    EMR

 OTC Bulletin Board:    EGMCD.PK

 U.S. 20-F Registration:     000-51411

 Frankfurt Stock Exchange: EML

EMGOLD CLOSES SECOND TRANCHE OF

PRIVATE PLACEMENT FINANCING

Emgold Mining Corporation (the "Company" or "Emgold") is pleased to announce that it has closed a second tranche of its previously announced non-brokered private placement. A total of 1,400,000 Units were issued at the price of US$0.25 per Unit to raise US$350,000, Each Unit consists of one common share of the Company and one non-transferable share purchase warrant (the "Warrant").  Each Warrant entitles the holder to purchase, for a period of 24 months, one additional common share of the Company at a price of US$0.35.  The shares and warrants issued in connection with this non-brokered private placement are subject to a minimum hold period of four months.

Finder's Fees of US$28,000 and 112,000 Finder’s Warrants were awarded in relation to the second tranche of the financing.  Each Finder’s Warrant entitles the holder to purchase, for a period of 24 months, one common share of the Company at a price of US$0.25.  The Finder’s Warrants are subject to a minimum hold period of four months.

Total proceeds to date from tranche one and two of the private placement financing now total US$750,000, fully subscribing the original private placement amount announced in Emgold’s March 4th press release.  Due to investor interest, the amount of the financing has been increased to US$1,250,000 as announced in Emgold’s April 12th press release.

The proceeds from the sale of the Units will be used for general working capital, including payment of accounts payable accrued during the recent restructuring of the Company.

For more information about Emgold, the Idaho-Maryland Gold Project and the Buckskin Rawhide, Stewart, and Rozan Properties, please visit www.emgold.com.

This release is not an offer of securities for sales in the United States.  Securities may not be offered or sold in the United States absent registration or exemption from registration.

On behalf of the Board of Directors

David G. Watkinson

President & COO

For further information please contact:

Tel: 604-687-4622  Toll Free: 1-888-267-1400

Email: info@emgold.com

This release was prepared by the Company’s management.  Neither TSX Venture Exchange nor its Regulation Services Provider (as the term is defines in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release includes certain statements that may be deemed "forward-looking statements". Statements in this release, that relate to the proposed increase in the private placement and use of proceeds are forward-looking statements. There is no assurance that the private placement will be fully subscribed or that the amount raised will be sufficient to accomplish all of the intended purposes.  Risks that could affect the outcome implied by the forward-looking statements include volatility in the Company’s share price, changing investor interest, and general economic and market conditions. For more information on the Company, Investors should review the Company's filings that are available at www.sedar.com or the Company's website at www.emgold.com